Contact

www.linkedin.com/in/
kristopheresqueda (LinkedIn)
www.markriswine.com (Company)
www.vinylsf.com (Company)
www.saisonsf.com (Company)

Top Skills

Wine
Restaurant Management
Brand Management

Kristopher Esqueda

Real Estate Advisory | Investment | Development
Nashville, Tennessee, United States

Summary

As a Luxury Real Estate professional and astute Investor, Kristopher specializes in providing unparalleled real estate advisory services throughout middle Tennessee, with a particular emphasis on the Middle Tennessee market and its vibrant core of Nashville.

Boasting a career that spans over a decade, Kristopher's roots in creating, building, and operating hospitality-driven, food & beverage destinations in what was once the illustrious city of San Francisco have laid the cornerstone for his current success in the real estate realm. Grounded in principles of education, integrity, honesty, and relentless hard work, Kristopher seamlessly transitioned his career after collaborating with some of the preeminent independent real estate investors and developers in San Francisco by partnering with them to open and operate multi-million dollar revenue generating businesses within their holdings. Through this experience, he gained a profound understanding of the intrinsic value that real estate holds for individuals and families alike.

With over a decade of comprehensive business acumen managing large teams, overseeing construction, cultivating investor relations, navigating tax & legal intricacies, adeptly negotiating leases, and orchestrating seamless operation & development, Kristopher stands impeccably equipped to address all facets of your real estate requirements. Whether assisting a first-time homebuyer or collaborating with seasoned real estate investors, residential or commercial, Kristopher dedicates the same unwavering commitment to service, communication, and meticulous attention to detail with each of his esteemed partners.

Entrusting Kristopher with the sale of your home/business or seeking his guidance for a purchase grants you access to an exclusive network of real estate and business experts. More importantly, it ensures that you remain well-informed and comfortable throughout one of the most significant decisions you can make. Kristopher's tireless efforts are dedicated to keeping you informed and at ease throughout the entire real estate process.

Kristopher is a graduate of San Francisco State University's Lam Family College of Business with an emphasis in Marketing & Consumer Behavior. He was awarded VILLAGE Real Estate "Rookie of the Year" his first year and has been recognized as a multi-million dollar producer by Greater Nashville Association of Realtors every year for the number of families and professionals he serves. He's a terrible golfer with a passion for his dog Kevin, lake days, good food, wine & music.

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Experience

Coral Club
Owner
2023 - Present

Pullman at Gulch Union
New Development High-Rise Specialist
November 2023 - Present (6 months)
Nashville, Tennessee, United States

Discover the epitome of sophistication and urban living in the center of Nashville's vibrant and highly desired Gulch neighborhood. Pullman Gulch Union is minutes from all prime Nashville destinations and will be a sanctuary in the city, a perfect intersection of elegance and convenience. 300 well appointed residences await.

Parks
Real Estate Advisor
January 2019 - Present (5 years 4 months)
Greater Nashville Area, TN

Residential & Commercial Real Estate Professional working with Buyers, Sellers, Investors, Business Professionals & Builders
VILLAGE 2019 Rookie of the Year
VILLAGE 2020-2023 $8M-$15M Producer Award
Greater Nashville Realtors Silver Award Winner 2019-2023

KASA real estate
Principal

August 2020 - Present (3 years 9 months)
Nashville, TN

Real Estate Sales, New Construction Marketing & Development

Cactus Capital
Principal
April 2020 - Present (4 years 1 month)
Nashville, Tennessee, United States

Cactus Capital * Cactus Capital Holdings is a real estate development
& investment company focused on real estate infill projects & value add
investments within Nashville and its urban core. We build, develop, buy & hold
real estate assets with our partners focused on both short term and long term
wealth creation.

Matador Taco & Tequileria
Owner/Operator
February 2016 - January 2018 (2 years)
679 Sutter St., San Francisco, CA

Huxley Restaurant
Owner/Operator
October 2014 - November 2017 (3 years 2 months)
San Francisco

Casual neighborhood restaurant offering extensive wine list with focus on
Burgundy & Boutique CA growers
sold restaurant to relocate to Nashville 2018

Vinyl Wine Bar
Owner/Operator
2012 - January 2015 (3 years)
San Francisco Bay Area

Neighborhood Wine Bar within Coffee Shop concept unique in San Francisco
at its inception.
Partnered with SF Nightlife Hospitality & Commercial Real Estate Team at
Lada Group Inc.
Sold concept to Lada Group Inc 2016

Saison Hospitality Group
Founding Partner/Co-Owner
2009 - 2013 (4 years)
Mission District, San Francisco, CA

1 Michelin Star - 2011
2 Michelin Star - 2012, 2013, 2014
3 Michelin Star - 2015, 2016, 2017, 2018
San Pellegrino Worlds 50 Best Restaurants 2016 #27, 2017 #37, 2018 #46

Founded restaurant at age 23 & built systems and processes to go from Sunday pop up to full service brick and mortar operation. Built out reservation and payment platform first of its kind "pay in advance" primary duties involved Investor Relations, complex business operations but mostly polishing glassware and putting out fires.
Sold interest to investors 2014

Education

San Francisco State University, Lam Family College of Business
B.S., Marketing · (2006 - 2009)